SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No.1)*


                               Avici Systems Inc.
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         (Title of Class of Securities)

                                    05367L802
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sage Opportunity Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  42,800

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  42,800

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  42,800

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.3%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sage Master Investments Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  167,200

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  167,200

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  167,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.3%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sage Asset Management, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  210,000

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  210,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  210,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.6%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Barry G. Haimes

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  3,500

6.       SHARED VOTING POWER

                  210,000

7.       SOLE DISPOSITIVE POWER

                  3,500

8.       SHARED DISPOSITIVE POWER

                  210,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  213,500

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.7%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Katherine R. Hensel

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  21,300

6.       SHARED VOTING POWER

                  210,000

7.       SOLE DISPOSITIVE POWER

                  21,300

8.       SHARED DISPOSITIVE POWER

                  210,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  231,300

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.8%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock (the "Common Stock") of Avici Systems, Inc. (the "Issuer") beneficially owned by Sage Opportunity Fund, L.P. ("Sage"), Sage Master Investments Ltd. ("Sage Master"), Sage Asset Management, L.L.C. ("SAM"), Barry Haimes ("Mr. Haimes") and Katherine Hensel ("Ms. Hensel" and collectively, the "Reporting Persons") as of January 25, 2005, and amends and supplements the
Schedule 13G filed October 5, 2004 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Sage beneficially owns 42,800 shares of Common Stock.

          Sage Master beneficially owns 167,200 shares of Common Stock.

          SAM, solely in its capacity as investment manager of Sage Master and as a general partner of Sage, beneficially owns 210,000 shares of Common Stock.

          Mr. Haimes, solely in his capacity as a managing member of SAM, beneficially owns 210,000 shares of Common Stock and an additional 3,500 shares of Common Stock that he owns personally.

          Ms. Hensel, solely in her capacity as a managing member of SAM, beneficially owns 210,000 shares of Common Stock and an additional 21,300 shares of Common Stock that she owns personally.

     (b)  Percent of class:

          The Reporting Persons aggregate beneficial ownership of 234,800 shares of Common Stock constitutes 1.8% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Mr. Haimes has the sole power to vote or direct the vote of 3,500 shares of Common Stock.

                Ms. Hensel has the sole power to vote or direct the vote of 21,300 shares of Common Stock.

          (ii)  Shared power to vote or to direct the vote

                Sage has shared power with SAM, Mr. Haimes and Ms. Hensel to vote or direct the vote of 42,800 shares of Common Stock.

                Sage Master has shared power with SAM, Mr. Haimes and Ms. Hensel to vote or direct the vote of 167,200 shares of Common Stock.

                SAM, Mr. Haimes and Ms. Hensel have shared power to vote or direct the vote of 210,000 shares of Common Stock.

          (iii) Sole power to dispose or to direct the disposition of

                Mr. Haimes has the sole power to dispose or to direct the disposition of 3,500 shares of Common Stock.

                Ms. Hensel has the sole power to dispose or to direct the disposition of 21,300 shares of Common Stock.

          (iv)  Shared power to dispose or to direct the disposition of

                Sage has shared power with SAM, Mr. Haimes and Ms. Hensel to dispose or direct the disposition of 42,800 shares of Common Stock.

                Sage Master has shared power with SAM, Mr. Haimes and Ms. Hensel to dispose or direct the disposition of 167,200 shares of Common Stock.

                SAM, Mr. Haimes and Ms. Hensel have shared power to dispose or direct the disposition of 210,000 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 10.  Certifications.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2005

        SAGE OPPORTUNITY FUND, L.P.
        By: Sage Asset Management, L.L.C., as general partner


            By: /s/ Barry G. Haimes
                -------------------
                    Barry G. Haimes
                    Managing Member

        SAGE MASTER INVESTMENTS LTD.


        By: /s/ Katherine R. Hensel
            -----------------------
                Katherine R. Hensel
                Director

        SAGE ASSET MANAGEMENT, L.L.C.


        By: /s/ Barry G. Haimes
            -------------------
                Barry G. Haimes
                Managing Member



        /s/ Barry G. Haimes
        -------------------
            Barry G. Haimes


        /s/ Katherine R. Hensel
        -----------------------
            Katherine R. Hensel